CONSENT OF DAVID MARSH

The undersigned hereby consents to reference to the undersigned in the management’s discussion and analysis of Avalon Rare Metals Inc. (the “Company”) for the period ended February 28, 2013 incorporated into the Registration Statement on Form F-10 of the Company (File No. 333-173669) dated May 4, 2011 (the “Form F-10”), in connection with the metallurgical information therein.

The undersigned also consents to the incorporation by reference of this consent as an exhibit to the Form F-10.

/s/ David Marsh
Name: David Marsh
Title: Vice President, Metallurgy

Date: April 15, 2013